UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 1-12001

THE 401(K) PLAN
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental
Schedule
The 401(k) Plan
Years Ended December 31, 2008 and 2007
With Report of Independent Registered Public Accounting Firm

The 401(k) Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2009

The 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Investments at fair value:
Interest in common collective trusts	$67,393,724	$83,628,796
Interest in synthetic investment contracts	40,477,354	40,466,909
Interest in registered investment companies	36,424,494	65,272,968
Corporate common stocks	14,275,199	34,273,938
Participant loans	11,991,160	10,431,086
Interest-bearing cash and cash equivalents	3,545,678	2,128,019

Total investments at fair value	174,107,609	236,201,716

Contribution receivable	597,543	463,582

Net assets available reflecting investments at fair value	174,705,152	236,665,298
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,632,531	144,856

Net assets available for benefits	$177,337,683	$236,810,154

See accompanying notes.

The 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2008	2007

Contributions:
Employer	$7,166,285	$7,127,464
Employee	17,914,555	17,716,776

Total contributions	25,080,840	24,844,240

Investment income (loss):
Net gain (loss) from interest in common collective trusts	(27,643,194)	220,632
Net unrealized/realized loss on corporate common stocks	(23,379,924)	(650,163)
Net gain (loss) from interest in registered investment companies	(20,562,247)	5,651,790
Interest income	1,637,214	1,080,600
Net gain from interest in Allegheny Master Trust	—	3,786,688
Dividend income	—	107,703
Other income	1,157,569	375,082

Total investment income (loss)	(68,790,582)	10,572,332

	(43,709,742)	35,416,572

Distributions to participants	(15,761,379)	(19,103,361)
Administrative expenses and other, net	(1,350)	(49,526)

	(15,762,729)	(19,152,887)

Net increase (decrease) in net assets available for benefits	(59,472,471)	16,263,685
Net assets available for benefits at beginning of year	236,810,154	220,546,469

Net assets available for benefits at end of year	$177,337,683	$236,810,154

See accompanying notes.

The 401(k) Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
2. Description of the Plan
The 401(k) Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations.
Qualifying employee contributions are partially matched by the respective employing companies that are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor). Depending upon the particular employing company and the bargained or non-bargained status of the employee, the employer matching contribution percentages vary from 50% to 100% of the employee contributions. Employer matching contributions under the Plan are further subject to maximum match percentages ranging from 3.5% to 7% of pay, and some matches are subject to a flat $1,000 annual limit.
Employees at certain employing companies receive an employer contribution, regardless of the employee’s own deferral rate, consisting of either (a) 6.5% of the employee’s compensation, or (b) a contribution based upon hours worked, which ranges from $0.25 per hour to $0.50 per hour.

The 401(k) Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
An employer flat annual dollar contribution may also be paid into the Plan based upon the employee’s years of service, which ranges from $100 for 0 to 4 years of service up to $2,500 for 35 or more years of service depending upon: (a) the particular employing company, (b) the bargained or non-bargained status of the employee, (c) the employee’s date of hire, and/or (d) the employee maintaining a minimum deferral rate of 2%.
The specific conditions and criteria governing eligibility for the various employer contributions are set forth in the plan documents.
The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund). Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustees, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document. Participants are fully vested in their entire participant account balance, except that those employees receiving an employer contribution of 6.5% of their compensation regardless of their own deferral rate, vest in such 6.5% contributions upon completing three years of service.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan document, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts: the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust.
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), collateralized mortgage obligations (CMOs), and common/collective trusts.
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2008 and 2007, the interest crediting rates for Fixed Maturity SICs ranged from 4.12% to 5.04% and 4.30% to 5.32%, respectively.

The 401(k) Plan
Notes to Financial Statements (continued)
3. Investments (continued)
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31
	2008	2007
Average yields:
Based on actual earnings	4.67%	4.72%
Based on interest rate credited to participants	4.56%	4.57%
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	December 31
	2008	2007

State Street Global Advisors S&P 500 Flagship SL Fund	$23,473,321	$42,745,307
Allegheny Technologies Incorporated common stock	14,275,199	34,273,938
Alliance Bernstein Small Mid Cap Value Fund*	7,473,395	14,466,840
American Funds Growth Fund of America*	7,180,877	13,146,382
American Funds Europacific Growth Fund*	6,516,543	12,365,187

*	Current year presented for comparative purposes only
4. Fair Value Measurements
The Plan adopted FASB Statement No. 157, “Fair Value Measurements” (FAS 157), as required, on January 1, 2008. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. Specifically, FAS 157:
•	Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
•	Eliminates large position discounts for financial instruments quoted in active markets; and
•	Expands disclosures about instruments measured at fair value.
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value effective January 1, 2008. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
FAS 157 established a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of the inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets.
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Level 3 — inputs to the valuation methodology are unobservable and significant to the valuation measurement.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the Net Asset Value (NAV) is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.
•	Corporate common stocks — are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within level 1 of the valuation hierarchy.
•	Common/collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.
•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within level 1 of the valuation hierarchy. In certain cases NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within level 2 of the valuation hierarchy.

The 401(k) Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs, CMOs, and common/collective trusts. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, or in the case of common/collective trusts the NAV is a quoted price in a market that is not active, synthetic investment contracts are classified within level 2 of the valuation hierarchy.
•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within level 2 of the valuation hierarchy.
The following table presents the financial instruments carried at fair value as of December 31, 2008, by caption on the statement of net assets available for benefits and by FAS 157 valuation hierarchy (as described above). The Plan had no assets classified within level 3 of the valuation hierarchy.
Assets measured at fair value on a recurring basis:

December 31, 2008	Level 1	Level 2	Total

Interest in common collective trusts	$—	$67,393,724	$67,393,724
Interest in synthetic investment contracts	—	40,477,354	40,477,354
Interest in registered investment companies	36,424,494	—	36,424,494
Corporate common stock	14,275,199	—	14,275,199
Interest-bearing cash and cash equivalents	2,758,222	787,456	3,545,678
Participant loans	—	11,991,160	11,991,160

Total assets at fair value	$53,457,915	$120,649,694	$174,107,609

The 401(k) Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$177,337,683	$236,810,154
Deemed distribution of benefits to participants	(207,987)	(83,739)

Net assets available for benefits per the Form 5500	$177,129,696	$236,726,415

The 401(k) Plan
Notes to Financial Statements (continued)
8. Reconciliation of Financial Statements to Form 5500 (continued)
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2008:

Benefits paid to participants per the financial statements	$15,761,379
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	207,987
Less: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	(83,739)

Benefits paid to participants per the Form 5500	$15,885,627

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$7,473,395
American Funds Europacific Growth Fund	6,516,543
American Funds Growth Fund of America	7,180,877
MFS Value Fund	2,667,715
Lord Abbett Mid Cap Value Fund	2,455,845
MSIF Small Company Growth Fund	2,597,851
Western Asset Core Plus Bond Fund	7,036,054
Federated Money Market Fund	221,113

$36,149,393

Self-directed accounts:
Cash Balance Liability	$(26)
Artisan Mid-Cap Value Fund	13,111
Longleaf Partners Fund	19,420
Ultra Small Mid Capprofund	16,059
Vanguard Special Portfolio	36,289
Vanguard Wellington Fund	20,975
Vanguard Windsor II	5,848
Biotechnology Ultrasector Profund	12,112
CGM Realty Fund	14,057
Dodge & Cox Income Fund	12,792
Dodge & Cox Stock Fund	18,670
Dreyfus Emerging Markets Fund	2,609
Dreyfus Mid-cap Value Fund	1,057
Dreyfus Premier Technology	1,779
Goldman Sachs Commodity Strategy Fund	4,535
Oakmark Int’l Fund	1,242
Rydex Dynamic Velocity 1	66
T. Rowe Price Financial	16,491
T. Rowe Price Health Sciences	19,497
T. Rowe Price Latin America	12,562
The Osterweis Fund	9,957
Third Avenue International Value Fund	3,189
Vanguard Primecap Fund	32,365
Wells Fargo Advtg. Specialized Tech Fund	445

275,101

Total registered investment companies	$36,424,494

Corporate Common Stock
Allegheny Technologies Incorporated common stock*	$14,275,199

Interest-Bearing Cash and Cash Equivalents
Mellon Trust of New England TIF Fund	$2,758,222
Natixis Financial	787,456
Adjustment from fair to book value	(5,391)

$3,540,287

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Common Collective Trusts
Mellon Stable Value Fund	$896,972
Adjustment from fair to book value	42,181
State Street Global Advisors Target Retirement Income SL Series Fund	3,317,712
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	6,093,011
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	8,750,342
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	6,752,496
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	6,001,603
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	3,941,284
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	3,283,093
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	2,354,508
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	1,968,274
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	121,212
State Street Global Advisors S&P 500 Flagship SL Fund	23,473,321
State Street Global Advisors MSCI ACWI Ex-US Index SL Series Fund	439,896

$67,435,905

Fixed Maturity Synthetic Contracts:
CMBS, BACM 2002-2 A3	$358,232
CMBS, BACM 2005-3 A3A	391,390
Fannie Mae, FNR 2002-74 LC	29,496
Freddie Mac, FHR 2627 BU	656,088
Freddie Mac, FHR 2640 TL	330,318
Freddie Mac, FHR 2715 ND	419,921
Freddie Mac, FHR 2760 EB	377,862
Freddie Mac, FHR 2786 PC	195,508
Freddie Mac, FHR 2865 PQ	581,318
Freddie Mac, FHR 2866 XD	582,710
Freddie Mac, FHR 2870 BD	391,742
Freddie Mac, FHR 2888 OW	276,129
GNMA Project Loans, GNR 06-51 A	433,138
Auto Valet 2008-2 A3A	573,863
Bank of America, N.A. Wrap contract	58,340

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	5,656,055

Auto, BASAT 06-G1 A4	566,104
CMBS, CDCMT 2002-FX1D1895488.82	364,252
Rate Redu Bonds, CNP 05-1 A2	577,350
Freddie Mac, FHR 2631 LB	264,393
Freddie Mac, FHR 2681 PC	501,581
Freddie Mac, FHR 2778 KR	195,120
Freddie Mac, FHR 2981 NB	450,935
Freddie Mac, FHR 2891 NB	393,746
CMBS, MLMT 05-CIP1 A2	703,965
CMBS, MLMT 05-CKI1 A2	348,867
CMBS, CD05-CD1 A2 FX	176,170

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

State Street Bank Wrap contract	148,467

State Street Bank Fixed Maturity Synthetic Contract 105028	4,690,950

CMBS, BSCMS 05-T18 A2	273,326
CMBS, BSCMS 99-WF2 A2	248,843
CMBS, BSCMS 03-T12 A2	38,523
Freddie Mac, FHR 2663 ML	682,115
Freddie Mac, FHR 2763 PC	512,918
Freddie Mac, FHR 2921 NV	291,582
Freddie Mac, FHR 2934 OC	394,330
CMBS, HFCMC 99-PH1 A2	37,812
CMBS, JPMCC 05-LDP2 A2	353,908
CMBS, MSC 99-CAM1 A4	10,732
Auto, NALT 06-A A4	763,073
Auto, VWALT 06-A A4	288,679
Natixis Financial Products Wrap contract	56,452

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	3,952,293

Total Fixed Maturity Synthetic Contracts	$14,299,298

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$433,254
Barclays Global Investors, Asset-Backed Sec Index Fund	2,967,235
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	902,375
Barclays Global Investors, Int Term Credit Bond Index Fund	2,700,431
Barclays Global Investors, Int Term Government Bond Index Fund	1,039,146
Barclays Global Investors, Long Term Government Bond Index Fund	253,605
Barclays Global Investors, Mortgage-Backed Sec Index Fund	2,227,650
Monumental Life Ins. Co. Wrap contract	917,696

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	11,441,392

Barclays Global Investors, 1-3 Year Government Bond Index Fund	422,013
Barclays Global Investors, Asset-Backed Sec Index Fund	2,890,595
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	878,969
Barclays Global Investors, Int Term Credit Bond Index Fund	2,630,372
Barclays Global Investors, Int Term Government Bond Index Fund	1,012,185
Barclays Global Investors, Long Term Government Bond Index Fund	247,026
Barclays Global Investors, Mortgage-Backed Sec Index Fund	2,169,855
Rabobank Wrap contract	919,906

Rabobank Constant Duration Synthetic Contract ATI060301	11,170,921

Barclays Global Investors, 1-3 Year Government Bond Index Fund	233,290
Barclays Global Investors, Asset-Backed Sec Index Fund	1,597,742
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	485,894
Barclays Global Investors, Int Term Credit Bond Index Fund	1,454,078
Barclays Global Investors, Int Term Government Bond Index Fund	559,540
Barclays Global Investors, Long Term Government Bond Index Fund	136,556

The 401(k) Plan
EIN: 25-1792394 Plan: 098
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2008

Description	Current Value

Barclays Global Investors, Mortgage-Backed Sec Index Fund	1,199,504
State Street Bank Wrap contract	494,880

State Street Bank Constant Duration Synthetic Contract 107073	6,161,484

Total Constant Duration Synthetic Contracts	$28,773,797

Participant loans* (4.00% to 9.50%, with maturities through 2023)	$11,991,160

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED
THE 401K PLAN

Date: June 25, 2009	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)